Profit Planners Management, Inc.

110 West 40th Street, Suite 2503

New York, N.Y. 10018

Ph: 646-416-6802

September 17, 2009

Reid Hooper, Esq.

Mail Stop 3720

United States Securities and Exchange Commission

Washington, DC 20549

RE: Request for Accelerated Effectiveness of Registration

Dear Mr. Hooper;

Profit Planners Management, Inc., hereby requests that its registration statement on Form S-1, File No. 333-160513 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on September 22, 2009, at 11:00 am. EST, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best Regards,

PROFIT PLANNERS MANAGEMENT, INC.

/s/ Wesley Ramjeet

Wesley Ramjeet

President